                                                                  EXHIBIT (b)(1)

                    REPORT TO THE BOARD OF DIRECTORS OF NSA
                               INTERNATIONAL INC.

EXECUTIVE SUMMARY

NSA International ("NSAI" or the "Company") has engaged Asset Services, L.P. ("Asset Services") to advise on the potential costs and benefits of a transaction enabling the Company to transform itself from a public entity to a private one. Such a transaction would provide the Company additional flexibility in pursuing its business goals, would simultaneously minimize adverse publicity arising from its recent financial difficulties, and would eliminate the costs associated with being a public entity.

Asset Services has analyzed the following methods through which the Company can go private: I) Tender Offer, II) Merger with its affiliate NSA Inc. (either through a tender or an asset purchase), and III) a Reverse Stock Split. Each of these transactions is considered a Rule 13e-3 transaction and under federal securities law requires the filing of Schedule 13E-3. Each of these transactions also invade the NMDs as shareholders.

We have been advised that the Company would prefer to retain its National Marketing Directors ("NMDs") as shareholders. While there may be ways to retain the NMDs as shareholders, the available options for doing so are cumbersome. Moreover any issuance of Company stock to the NMDs following the going private transaction will be considered a private placement and subject to Regulation D of the Securities Exchange Act of 1933. Such a transaction can involve no more than 35 non-accredited purchasers of company stock. Most NMDs do not qualify as accredited investors according to this regulation and would not be allowed to participate in such an offering. Due to the difficulty associated with retaining NMDs as shareholders, the Company should consider other methods of providing profit participation to them.

Regardless of the how the NMD issue is resolved, it is our recommendation and the smoothest and quickest method to take the company private would be a reverse split. While we are not able to determine the exact results of a reverse split on ownership structure due to shares held in street name, a split of 1:2400 should be adequate to take the company private.

Asset Services has analyzed a variety of methods of executing such a transaction with the company's specific capital structure and strategic requirements in mind. However, this report is not intended to serve as a legal, tax or accounting opinion. The legal merits and issues involved with each potential transaction, and the tax and accounting effects, should be discussed in detail with NSAI's legal, tax and accounting counsel.

I.   GOING PRIVATE TRANSACTION & NSAI SPECIFIC REQUIREMENTS FOR SUCH A
     TRANSACTION

For the purposes of this report we refer to a "going private" transaction as defined in Rule 13e-3. The rule is applicable if the following three conditions are met:

     a. The transaction is considered a "Rule 13e-3 transaction". Rule 13e-3 transactions must meet a structure and an effects test. The structure test is met if the issuer itself acquires its securities or such securities are acquired by an affiliate(1). The transaction must also have the following effects: causing any class of the issuer's equity securities which are subject to Section 12(g) or Section 15(d) of the Act to be held by fewer than 300 persons or to cause such securities which are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system to cease being listed on the exchange and to cease being authorized on the inter-dealer quotation system.
     b.   There is no exception available from the rule(2)
     c.   The transaction applies to a class of securities registered under
          Section 12 of the Exchange Act or the issuer is subject to the reporting requirements of Section 15(d) of the Act.

Historically shareholder rights were considered to be property rights vested in a shareholder. Courts granted such rights and blocked take-out attempts by majority shareholders on the grounds that such take-outs deprived minority shareholders of their vested interest in the corporation. More recently, the notion of vested shareholder interest has been pushed aside by the even stronger idea that corporate flexibility and management freedom of discretion were sufficiently desirable to permit such transactions, so long as there is no gross unfairness or deception to shareholders. The fundamental tenet is one of fairness to shareholders and is protected by certain rights granted to minority owners, e.g. dissenter's rights, appraisal rights, etc.

In its proposal of Rule 13E-3A the S.E.C. required that the consideration offered to security holders must constitute fair value as determined in good faith by the issuer or its affiliate while Rule 13E-3B requires there be a valid business purpose for the transaction and that the terms of the transaction be fair.

----------------

(1) An affiliate of an issurer is a person that directly or directly throught one or more intermediaries controls, is controlled by, or is under common control with such issurer.
(2) Exceptions from the rule are for "clean-up" transactions in which new equity with essentially the same rights as issured for the tendered securities.

In anticipation of a going private transaction the company must conclude that public stock ownership is actually inconsistent with the company's continued viability, not merely that public ownership entails a cost that can be avoided. Going private transactions are desirable for companies whose continued public existence does not serve any of the original purposes (e.g. meeting capital requirements, providing employee incentives, or permitting stock for stock acquisitions) which motivated them to go public in the first place. Given NSAI's change in strategic focus and the sale of virtually all of its operating assets, the Company exhibits many of the characteristics suitable to a going private transaction.

As of April 30, 1998(3) the Company had 761 shareholders of record with a total of 4,695,036 shares outstanding. Of these shareholders, NSAI's affiliate National Safety Associates Inc. ("NSA" or "NSA Inc."), owned 2,336,180 NSAI shares (49.76% of the total outstanding) and a total of 108 officers, directors, affiliates and National Marketing Directors collectively owned 1,107,947 shares. Ideally, the Company wishes the transaction to result in 150-200 shareholders including all of its National Marketing Directors ("NMDs"). Moreover, the Company would prefer that NSAI continue as a separate entity regardless of what transaction is ultimately undertaken, until its tax loss carry forwards can be fully utilized.

A going private transaction in which unaffiliated shareholders receive only cash for their shares, whether or not preceded by a tender offer, may be effected in one of three ways under most state statutes: by merger; by reverse stock split and cash payment for the resulting fractional shares; or by an asset sale followed by a dissolution.

A.   TENDER OFFER

The company can choose to go private utilizing an all cash tender offer. The tender offer would necessitate the identification of a shareholder group favorable to such a transaction, who would be expected to remain as shareholders of the private company following tender. This shareholder group would include shares currently owned by NSA as well as NSAI's officers and the
NMDs:


------------------------------------------------------------------------

         National Safety Associates                       2,336,180
         Officers of the Company (and NMDs)               1,107,947
                                                          ---------
         TOTAL AFFILIATED SHARES                          3,443,027

         Non Affiliated Shares                            1,250,909
                                                          ---------
         TOTAL SHARES                                     4,695,036
------------------------------------------------------------------------

There are several disadvantages to such a transaction. It requires a cash outlay and, to obtain tender of the bulk of the shares, the price offered would likely have to be close to or above the last quoted price for the stock. Because of the delisting, there are no reliable

---------------------------
(3) Based on best available information as of April 30, 1998 988,367 shares were held in street name. Of this amount the holders of 550,667 shares cannot be determined by the company.

quotes available of the Company's stock. However, based on trading in the Company's stock before the delisting the tender offer price per share would likely have to be in $1.50-$2.00 range.

Currently 108 officers and National Marketing Directors of the company own 1,106,847 shares. The tender offer must be made to all shareholders of record on equivalent terms. If the officers of the Company and the NMDs fail to tender their shares (i.e. remain shareholders), then the maximum number of shares that could be acquired would be 1,250,909. At a price of $1.50-2.00 this would entail a total cost of between $1,876,364 and $2,501,818 (if all non-affiliated shareholders tender their shares). If all non-affiliated shares are bought, the transaction would result in a company with 109 remaining shareholders (i.e. the officers of the Company, NMDs and NSA Inc.).

         However, there is no guarantee that the officers of the Company and the National Marketing Directors would be willing to support the transaction instead of offering their shares in the tender. In such case the transaction would prove to be significantly more expensive than planned. Nor is there a guarantee that a sufficient number of shareholders would tender their stock to enable the company to reduce its number of shareholders to below 300.

         If unaffiliated stock remains outstanding following the tender, i.e. if an insufficient number of shareholders tender their shares, then a squeeze-out merger could be pursued to force the buying of the balance of shares. However, regulators have historically not looked at squeeze-outs favorably.

A.   MERGER WITH NSA

The Company can go private by merging with its affiliate, National Safety Associates, Inc. This would involve NSA buying either the assets of NSAI or making a tender offer for its shares. NSAI would be dissolved and NSA Inc., would be the surviving entity.

I.   TENDER OFFER

NSA can make a tender offer for all outstanding shares of NSAI. This approach is virtually identical to that described in section A. above. However, in the event a squeeze-out merger is used, instead of a new corporation, NSA, Inc. would be the sole surviving entity.

II.  ASSET PURCHASE

National Safety Associates can purchase the assets of NSAI after which the company would be dissolved. The consideration received by NSAI would be used to pay off all its creditors with the residual amount distributed to the shareholders. As a general rule the majority of the shareholders are required to approve a corporation's sale of all or substantially all of its assets not made in the ordinary course of business. The transaction between affiliates companies would not be at arms-length and would therefore require a fairness opinion to ensure the protection of shareholders of the acquired company.

The following table shows a summary of NSAI's balance sheet as of 4/30/98. The Fair Value column shows the amount that might be attributed to each asset or asset category for the transaction to be considered fair (assuming no intangibles). For the purposes of this discussion we have assumed inventory's fair value to be 80% of book value, Net Property & Equipment's fair value to be 90% of book value, all other assets have been assumed to have a fair value equal to their book value. This estimate is provided for the purpose of facilitating analysis only and should not be viewed as a valuation of the company or its assets. Such a valuation can be provided only after a thorough analysis of the assets, their earning power and other applicable factors.

-----------------------------------------------------------------------------------------------
NSAI Balance Sheet Summary
4/30/98
$000s                                                         Adjustment for
Asset                                  Historical Cost          Fair Value           Fair Value
-----------------------------------------------------------------------------------------------

Inventory                                   8,206                  80%                  6,565
Other Current                               6,238                 100%                  6,238
Assets
Net Property &                                723                  90%                    651
Equipment
Note Receivable                             2,042                 100%                  2,042
Investment in NSA                           2,041                 100%                  2,041
Other assets                                  750                 100%                    750
TOTAL                                      20,000                                      18,287
-----------------------------------------------------------------------------------------------

The analysis indicates a purchase price of approximately $18,287,000 would be needed for a successful transaction. This purchase price would then be applied to outstanding liabilities of the company:

----------------------------------------------------------------------------------------------
Liability
$000s except per                                               Actual Cash
share amounts                              Amount                 Needed
----------------------------------------------------------------------------------------------

Intercompany A/P                             9,476                    0
Other Current Liabilities                    5,213                    0
Residual                                     3,598                   NA
Per Share Residual                           0.766                   NA
Number of Non-NSA Shares                 2,358,856                1,807

TOTAL                                       18,287                1,807
----------------------------------------------------------------------------------------------

The analysis shows that, if NSA Inc. buys all the shares of NSAI other than its own (including those of Officers), the immediate cash outlay would be $1.8 million not including the liabilities of NSAI which would be absorbed by NSA Inc. This analysis assumes the company does not possess any intangible assets. The price of $0.77 per share is much lower than the last quoted price of the stock when it was still listed (approximately $1.50). This might attract shareholder dissension and theoretically could be blocked if approval by a majority of nonaffiliated shares is determined to be required. Also another approach would be required to retain NMDs as shareholders, perhaps through a private placement by NSA. However, most of the NMDs will not qualify as accredited investors for such an offering of stock. An asset purchase might also entail a loss of NSAI's loss carry forwards. The transaction would be considered a Rule 13e-3 transaction and a Schedule 13E-3 would have to be filed.

The principal difficulty with a dissolution and an asset sale is that it is a cumbersome technique to eliminate minority shareholders. This approach requires consents from numerous parties and provides too much time for opposing shareholders to mount expensive legal challenges. Further, courts often prevent dissolutions where the minority shareholders are unduly oppressed, especially if the purpose of the dissolution is to squeeze out or freeze out the minority. In addition, these techniques may expose the affiliated shareholders to a substantial tax liability as they may be deemed to receive the same liquidation distribution as other shareholders.

C.   REVERSE STOCK SPLIT

The simplest approach is likely to be for the Company to reduce the number of its shareholders by implementing a reverse split of its stock. The bulk of minority shareholders would become owners of fractional shares, which would be redeemed by the Company at their fair value for cash. In reverse stock splits, generally, the company does not have to offer fractional shareholders the right to buy additional fractional interests to raise their holdings to a full share. A reverse stock split is effected through amendment of a corporation's certificate of incorporation and as such may be approved through the vote of a simple majority of the issuer's outstanding shares (unless the charter or applicable law creates a higher percentage voting requirement). While the Company and its affiliate control a majority of the outstanding shares, a shareholders meeting is a prerequisite to amending the corporation's certificate of incorporation, and consequently to effecting a reverse stock split. Other questions to be considered are whether applicable law will require approval by a majority of non-affiliated shares, whether solicitation of proxies will, in such event, be required, and how to determine fair consideration for the fractional shares to be repurchased. We recommend consulting legal counsel if this transaction is undertaken.

Based on the shareholder record of 4/30/98, a reverse split of 1:2400 would leave 48 shareholders (NSA Inc., 23 Officers & NMDs, and 25 non-affiliates) not including blocks of shares greater than 2400 held in street name whose ownership is not known. Unfortunately such a split would eliminate many NMDs from the shareholder group.

The Company would not be able to offer the NMDs the opportunity to buy additional fractional shares, without offering such an opportunity to all minority shareholders. Even if they were offered this opportunity it is not clear as to how many NMDs would be willing to purchase additional fractional interests.

The NMDs could be retained as shareholders by combining their ownership interests into an ESOP or a trust. Although this would allow the NMDs to remain shareholders, it might require extensive legal and regulatory compliance. Another method of retaining NMDs would be the creation of a new class of stock that would solely be for employees of the company and which would not be split. NMDs current holdings could be exchanged for shares of the new class before the stock split. We recommend that the Company seek the advice of legal counsel with regards to the issues raised in retaining NMDs as shareholders.

As with the tender, we anticipate the price per share (before the split) would be in the $1.50-2.00 range for the elimination of fractional interests, though the valuation of the shares may result in a determination that a different price (higher or lower) would constitute fair value for the shares. A split of 1:2400 would leave the company with 305,436 fractional shares entailing a cost of $458,154 - $610,872 (at $1.50-$2.00 pre-split share price), not including the 550,667 pre-split shares held in street name whose true ownership is not known.(4)

--------------------------------------------------------------------------------------------------------
Shareholder                                                Number of Shares
--------------------------------------------------------------------------------------------------------
                                                                                       FRACTIONAL SHARES
                                                                                          PURCHASED BY
                                     PRE-SPLIT                AFTER SPLIT                   COMPANY
--------------------------------------------------------------------------------------------------------
NSA Inc.                             2,336,180                     973                         .408
Officers & NMDs                      1,107,947                     433                       28.645
Non-Affiliates                       1,250,909                     423                       98.212
TOTAL                                4,695,036                    1829                      127.265
--------------------------------------------------------------------------------------------------------

Currently, 988,367 (pre-split) shares are held in street name. Of these 550,667 are held by an unknown number of entities in unknown amounts. The breakdown of the true ownership of these shares will have a material impact on a reverse split transaction. In the case of a split of 1:2400 the number of shareholders surviving the split could vary from 0-277, depending on the size and number of holdings in the group. This would have a material impact on both the cash needed to purchase fractional shares and the number of shareholders left after the transaction.

-------------------------
(4) It may be that some shareholders of the Company that retain full shares after the split need or desire to liquidate their position in the Company. For example, an institution that is not allowed to hold stock in a private corporation may be forced to seek an exit after the Company has gone private. A 1:2400 split would leave 24 unaffiliated shareholders intact. These shareholders would own 423 (1,015,200 pre-split) shares after their fractional portions have been bought. At a pre-split price of $1.50-2.00, if these shares were ultimately purchased, the aggregate purchase cost would be between $1,522,800 and $2,030,400.

II.  SPECIAL ISSUES RELATED TO NMDS

National Marketing Directors (NMDs) are independent contractors who are particularly important to the Company as major resellers of its products. In the past the Company has found it desirable for the NMDs to own its stock and to provide an incentive for them to remain with the Company.

Each of the methods of bringing in NMDs as shareholders in a private company involves a private placement of stock. Such private placements must comply with Regulation D of the Securities Exchange Act of 1933. Regulation D requires no more than 35 purchasers of such securities be unaccredited investors. A net worth of at least $1,000,000 or annual income of at least $200,000 (single) or $300,000 (joint) for the last two years is needed to be considered an accredited investor. It is clear that the majority of NMDs would not meet this requirement.

III. STEPS TO A SUCCESSFUL TRANSACTION

All the transactions analyzed in this report qualify as a "going private" transaction as described in Rule 13e-3. Thus the major steps for executing the transactions are similar.

     i)   Independent directors ("IDs") are appointed

     ii) A board meeting is called in which the proponents of the meeting make their proposal

     iii) IDs are appointed as a committee to consider and report to the board on the fairness of the proposal.

     iv) A press release is issued describing the proposal and the appointment of the committee. Shareholders are mailed information.

     v) The ID committee engages independent counsel and independent financial adviser ("IFA")

     vi) The advisor reports to the committee on the fairness of the proposal, including fairness of proposed compensation to minority shareholders.

     vii) IFA presents its report to the board. The proposal is accepted, rejected or negotiated.

     viii) Schedule 13E-3 and related proxy statement prepared.

     ix)  Filing with the Commission, shareholder meeting, approval and closing

In the case of a tender offer an additional step of soliciting the sale of shares pursuant to the offer is needed. In the past we have used a professional proxy solicitation firm to appraise the shareholders of the need to respond, though not to directly solicit the sale of shares.

IV.  FILING SCHEDULE 13E-3

There are three general filing requirements as outlined in the rule:

     i) To file eight copies of the Schedule, including all exhibits, with the Securities and Exchange Commission.
     ii) To promptly report any material change to the Schedule as originally filed by filing eight copies of amendment to the Schedule.
     iii) To file a final amendment to the Schedule detailing the results of the transaction no later than ten days after the termination of the transaction.

If the transaction requires the filing of additional documents otherwise required by the securities laws the requirements may be different. We recommend consulting legal counsel on such requirements.

V.   CERTAIN CLOSING ISSUES

It is anticipated that the Company will not be able to locate certain shareholders, whether to issue them new certificates in a different entity or to pay them cash in exchange for their shares. Some corporations have included escheat provisions in their articles of incorporation so that any unexpended funds payable to the non-submitting shareholders automatically revert to the issuer after a specified time period. However, in general, such provisions have not been upheld by the courts. Instead the money has reverted to the state of the shareholder's residence or if such state does not claim escheat rights then to the state of incorporation. It is not clear who has escheat rights if the shareholder is a resident of a foreign country. We advise consulting legal counsel with regard to this matter.

The transaction will have differing effects on the warrants and options the company has outstanding. In the case of a tender offer, such securities would remain unchanged. A stock split would require a similar adjustment in the warrant or option. It is not clear what would legally be required if the transaction resulted in a portion of the warrant or option applying to fractional shares, whether such fractional interests would have to be reconciled at the time of the transaction or at the time of the options execution. We recommend consulting legal counsel with regard to the effect of the described transaction on outstanding warrants and options.

The actual ownership structure of shares held in street name may have an impact on the transactions described. It will have a material impact on resulting number of shareholders in a reverse split and the amount of cash needed to buy fractional shares resulting from such a split.

NATIONAL MARKETING DIRECTORS

The Company wishes to enjoy a positive relationship with its NMDs after going private and wishes them to maintain an equity interest in the Company. However, due to the small size and relatively low value of the NMD's holdings it is worthwhile to consider whether an equity stake in the Company means enough to the NMDs to justify the complexity of retaining them as shareholders.

Clearly the NMDs, on an individual basis, do not own a lot of stock. The reverse split of 1:2400 would displace approximately 84 of the NMDs out of a total of approximately 100 as shareholders. In fact, the vast majority of NMDs own 500 or less shares of stock. Thus a reverse split adequate to take the company private, would reduce most NMDs holdings to fractional shares. It is also uncertain whether NMDs would choose to remain shareholders in the event of a tender offer. In fact, in every alternative discussed the question of NMD stock ownership remains. There are ways to retain NMDs as shareholders but these can be laborious and time consuming. In view of this it is well worth examining the rationale for NMD stock ownership in the first place.

Companies often wish their agents and affiliates to own shares of their stock. In this manner the agent or affiliate has a vested interest in the company's success and profitability. From the agent/affiliate's point of view, he/she gets to participate in the company's success. Such participation is ensured through dividends or capital appreciation of the stock.

In NSA International's case, the NMDs are probably not expecting dividends from their holdings in the near future. Moreover, since the Company is no longer a listed entity they are unable to see any visible signs of capital appreciation even if such appreciation is occurring. In fact the recent financial history of the Company has shown little or no capital appreciation for stockholders. If the Company were to go private, the benefits of stock ownership would be much harder for NMDs to identify.

Given the Company's recent financial problems and the nature of stock ownership in a private concern, the original benefits provided by NMD stockownership may not exist now for either the Company or the National Marketing Directors. Such being the case the possibility of providing profit participation to the NMDs or other incentives to tie them to the Company in a different manner should be considered as alternatives to stock ownership.

CONCLUSION

We have analyzed the costs and benefits of various transactions that would enable the Company to transform itself from a public entity to a private one.

We analyzed the option of a straight buyout of non-affiliated shareholders. Unfortunately this option does not guarantee the co-operation of the NMDs, nor does it guarantee sufficient participation to reduce the number of shareholder to below three hundred. It would also require payment of consideration at the very least of $1.9-$2.5 million if all shareholders other than NSA and the Company's officers and NMDs tender their shares.

We analyzed a potential merger of NSAI with its affiliate National Safety Associates Inc. A tender offer by NSA for NSAI's outstanding shares would be very similar to tender. An asset purchase might require less cash than a tender offer, but also might lead to shareholder dissension if the amount distributed to shareholders is significantly less then the last available quoted price for the company's stock in the public markets. Neither of these methods retains the Company's loss carry forwards.

We believe the most viable option to take the company private, given the Company's strategic goals, would be a reverse stock split. The reverse stock split would only require the purchase of fractional interests and would also preserve the Company's tax loss carry forwards. At a stock split of 1:2400 and an implied pre-split stock price of $1.50-2.00 this would produce 305,436 fractional interests not including fractional interests resulting from the 550,667 shares held in street name whose ownership is not known. The cost of purchasing these fractional interests would likely be in the range of $458,154 and $610,872. In addition unaffiliated shareholders that survive the split may have to be bought out. The actual ownership structure of shares held in street name could have a material effect on this amount. Such a split would affect some portion of the NMDs. However, NSAI can possibly retain NMDS as shareholders through various methods including the formation of a new class of stock exclusively for NMDs, the formation of an ESOP or trust, option grants or encouragement of the purchase of stock by NMDs pre-split to round out their interest to full shares, though each of these methods entails various problems. The Company may also wish to consider pursuing other methods of providing profit participation to NMDs other than through stock ownership.

Rule 13e-3 applies to all the transactions described in this report. Hence a
Schedule 13E-3 would have to be filed in addition to any other document required by securities regulations. Although this report contains a discussion of securities laws and their impact on the described transactions, it is not intended to serve as a legal opinion. We recommend seeking legal advice before undertaking any of the transactions.